Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 11 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures

     This supplement no. 11 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 11 in conjunction with the prospectus supplement dated March 31, 2006, the prospectus dated March 30, 2006, and all supplements to the prospectus supplement, which should be delivered in conjunction with this supplement no. 11. This supplement no. 11 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8, supplement no. 9, supplement no. 10 and any other amendments or supplements to them. This supplement no. 11 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 11 supersedes information contained in the prospectus supplement, supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8, supplement no. 9 and supplement no. 10.

     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 11, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8, supplement no. 9 and supplement no. 10 is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to October 27, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 11, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

	Principal Amount
	of Debentures		Number of Shares of
	Beneficially	Percentage of	Common Stock	Number of Shares of	Natural Person(s) with
	Owned and	Debentures	Issuable that May Be	Common Stock Beneficially	Voting or Investment
Name of Selling Securityholder (1)	Offered (USD) (2)	Outstanding (%)	Sold(3)(4)	Owned after the Offering(5)	Power
American Century Capital Portfolios, Inc.- Equity Income Fund	34,166,000	2.14%	1,083,616	0	Phil Davidson, Scott Moore and Kevin Toney

Credit Suisse Securities LLC (#) (6)	7,425,000	(7)	235,493	0	(8)

GLG Global Convertible Fund PLC	10,000,000	*	317,162	0	Emmanuel Roman, Noam Gottesman, Pierre Lagrange

GLG Investments PLC-sub-fund: GLG Global Convertible UCITS Fund	16,000,000	1.00%	507,459	0	Emmanuel Roman, Noam Gottesman, Pierre Lagrange

GLG Market Neutral Fund	1,000,000	*	31,716	0	Emmanuel Roman, Noam Gottesman, Pierre Lagrange
JP Morgan Securities Inc. (#)(9)	1,000,000	(10)	31,716	0	(11)

Ramius Master Fund Ltd.	51,000	*	1,618	0	(12)
UBS Securities LLC (#)(13)	26,000,000	(14)	824,621	2,233,690	(15)

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the table combined with those previously listed in the prospectus dated March 30, 2006, including supplements thereto, exceeds $1,600,000,000 because certain selling securityholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we received beneficial ownership information from additional selling securityholders. However, the maximum principal amount of notes that may be sold under this prospectus will not exceed $1,600,000,000.

(3)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(4)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(5)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(6)	Credit Suisse Securities LLC was previously listed as holding $87,173,000 in principal amount of the debentures. The amount included in this supplement no. 11 is in addition to the previously listed holdings.

(7)	When aggregated with amounts listed in prior supplements, Credit Suisse Securities LLC would own > 1% of debentures outstanding. Credit Suisse Securities LLC may have sold, transferred or otherwise disposed of all or a portion of such amounts since the date of such prior supplements.

(8)	Credit Suisse Securities LLC is a subsidiary of a publicly traded company. The information included in this supplement no. 11 supersedes the prior information concerning Credit Suisse Securities LLC.

(9)	JP Morgan Securities Inc. was previously listed as holding $69,454,000 in principal amount of the debentures. The amount included in this supplement no. 11 is in addition to the previously listed holdings.

(10)	When aggregated with amounts listed in prior supplements, JP Morgan Securities Inc. would own > 1% of debentures outstanding. JP Morgan Securities Inc. may have sold, transferred or otherwise disposed of all or a portion of such amounts since the date of such prior supplements.

(11)	JP Morgan Securities Inc. is a wholly-owned subsidiary of JP Morgan Chase & Co., which is a publicly traded company listed on the NYSE.

(12)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Ramius Master Fund , Ltd. ( the “ Fund “) and consequently has voting control and investment discretion over securities held by the Fund . Ramius Capital disclaims beneficial ownership of the shares held by the Fund. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(13)	UBS Securities LLC was previously listed as holding $15,650,000 in principal amount of the debentures. The amount included in this supplement no. 11 is in addition to the previously listed holdings.

(14)	When aggregated with amounts listed in prior supplements, UBS Securities LLC would own > 1% of debentures outstanding. UBS Securities LLC may have sold, transferred or otherwise disposed of all or a portion of such amounts since the date of such prior supplements.

(15)	UBS Securities LLC is a majority owned subsidiary of UBS AG. UBS AG is a publicly traded company listed on the NYSE.
The date of the supplement no. 11 is October 27, 2006.

4